As Filed with the Securities and Exchange Commission
 on April 14, 2003.	Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary
Receipts
___________________
THE AFRIKANDER LEASE LIMITED
(Exact name of issuer of deposited securities as specified in its charter)
N.A.
(Translation of issuer's name into English)
Republic of South Africa
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
Telephone (212) 495-1784
(Address, including zip code, and telephone number,
including
area code, of depositary's principal executive offices)
____________________
Timothy F. Keaney
The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY 10286
Telephone (212) 815-2129
(Address, including zip code, and telephone number, including area code, of agent for service)
For Further Information Contact:
Timothy F. Keaney
The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY 10286
Telephone (212) 815-2129
It is proposed that this filing become effective under Rule 466
??immediately upon filing
??on (Date) at (Time)
If a separate statement has been filed to register the deposited shares, check the following box. ?
CALCULATION OF REGISTRATION FEE

Title of each class of
Securities to be registered

Amount
to be registered

Proposed maximum
Aggregate price per unit (1)

Proposed maximum
aggregate offering price (1)

Amount of
registration fee

American Depositary Shares evidenced by American
Depositary
Receipts, each American Depositary Share evidencing one ordinary share of The Afrikander Lease Limited

100,000,000
American Depositary Shares

$.05

$5,000,000

$404.50
(1)	Estimated solely for the purpose of calculating the
registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.
As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to securities registered under Registration
Statement
No. 333- 83750 previously filed by the Registrant.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.


The Prospectus consists of the proposed form of American
Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Registration
Statement, which is incorporated herein by reference.










































Afrikander-Form F6-3.doc

PART I

INFORMATION REQUIRED IN PROSPECTUS


Item 1.  Description of the Securities to be Registered

	CROSS REFERENCE SHEET


Item Number and Caption

Location in Form of
American Depositary Receipt
Filed Herewith as Prospectus

(1)	Name and address of Depositary

Introductory Paragraph

(2)	Title of American Depositary Receipts and identity of
deposited securities

Face of American Depositary Receipt, top center

Terms of Deposit:



(i)	The amount of deposited securities represented by one unit
of American Depositary Shares

Face of American Depositary Receipt - upper right corner

(ii)	The procedure for voting, if any, the deposited securities

Paragraphs (15) and (16)

(iii)	The collection and distribution of dividends

Paragraphs (12), (14) and (15)

(iv)	The transmission of notices, reports and proxy soliciting
material

Paragraphs (11), (15) and (16)

(v)	The sale or exercise of rights

Paragraph (13)

(vi)	The deposit or sale of securities resulting from dividends,
splits or plans of reorganization

Paragraphs (12) and (17)

(vii)	Amendment, extension or termination of the Deposit Agreement

Paragraphs (20) and (21)

(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts

Paragraph (11)

(ix)	Restrictions upon the right to deposit or withdraw the
underlying securities

Paragraphs (2), (3), (4), (5), (6) and (8)

(x)	Limitation upon the liability of the Depositary

Paragraphs (13) and (18)

(3)	Fees and Charges

Paragraph (7)


Item 2.  Available Information


Item Number and Caption

Location in Form of
American Depositary Receipt
Filed Herewith as Prospectus

2(a)	Statement that The Afrikander Lease Limited furnishes the
Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports and documents can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Paragraph (11)

	PART II

	INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits


* (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of February 28, 2002, among The Afrikander Lease Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.


(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the
Depositary, as to the legality of the securities being registered.


(5) Certification under Rule 466.

____________________________________________________________________
incorporated by reference to Form F-6 Registration Statement
 No. 333- 83750 filed by the Registrant with the Commission



Item 4.  Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

	SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of February 28, 2002, among The Afrikander Lease Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this
 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on April 10, 2003.


By: THE BANK OF NEW YORK,
as Depositary



By:	\s\ Joanne F. DiGiovanni
Name: Joanne F. DiGiovanni
Title: Vice President


Pursuant to the requirements of the Securities Act of 1933, The
Afrikander Lease Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in South Africa on April 10, 2003.

THE AFRIKANDER LEASE LIMITED


By:	\s\ Peter E. Skeat
Name: Peter E. Skeat
Title: Executive Chairman


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on April 10, 2003.


Name				Title


\s\ Peter E. Skeat	     	Executive Chairman
Peter E. Skeat			(Principal Executive Officer)


\s\ Mike Ogden                	Chief Financial Officer
Mike Ogden			(Principal Financial & Accounting Officer)


\s\ Peter C. Walters  ...         Executive Director
Peter C. Walters


\s\ D Jean Nortier....           Non Executive Director
D Jean Nortier


\s\ J. Hulme Scholes               Non Executive Director
J. Hulme Scholes




\s\ Joanne F. DiGiovanni	Authorized Representative in the United States
The Bank of New York
By: Joanne DiGiovanni
      Vice President



	INDEX TO EXHIBITS


Exhibit Number








(4)

Opinion of Emmet, Marvin & Martin, LLP, counsel for the
Depositary, as to the legality of the securities being registered.






(5)

Certification under Rule 466.







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